UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.                                        General Identifying Information

1.                                      Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐                                    Merger

☒                                  Liquidation

☐                                    Abandonment of Registration

(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐                                    Election of status as a Business Development Company
(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.                                      Name of fund:  Active Assets Prime Trust

3.                                      Securities and Exchange Commission File No.:  811-09713

4.                                      Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒                                  Initial Application                                              ☐                                    Amendment

5.                                      Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Active Assets Prime Trust
c/o Morgan Stanley Investment Management Inc.
522 Fifth Avenue
New York, New York 10036

6.                                      Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Jill Whitelaw
Morgan Stanley Investment Management Inc.
522 Fifth Avenue
New York, New York 10036
Tel: +1 (212) 296-6982

7.                                      Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-l and 31a-2 under the Act [17 CFR 270.31a-l, 31a-2]:

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 3la-2 for the periods specified in those rules.

State Street Bank and Trust Company

One Lincoln Street

Boston, MA 02111

(records relating to its function as custodian and sub-administrator to Active Asset Prime Trust)

(617) 537-4748

DST Asset Manager Solutions, Inc.

2000 Crown Colony Drive

Quincy, Massachusetts 02169-0953

(records relating to its function as transfer agent and divided disbursing agent to Active Asset Prime Trust)

(617) 483-7100

Morgan Stanley Investment Management Inc.

522 Fifth Avenue

New York, NY 10036

(records relating to its function as investment adviser and administrator to Active Asset Prime Trust)

(800) 869-6397

8.                                      Classification of fund (check only one):

☒                                  Management company;

☐                                    Unit investment trust; or

☐                                    Face-amount certificate company.

9.                                      Subclassification if the fund is a management company (check only one):

☒                                  Open-end                                                                                           ☐                                    Closed-end

10.                               State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.                               Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Morgan Stanley Investment Management Inc.
522 Fifth Avenue
New York, New York 10036

12.                               Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Morgan Stanley Distribution, Inc.

522 Fifth Avenue

New York, New York 10036

13.                               If the fund is a unit investment trust (“UIT”) provide:

(a)                                 Depositor’s name(s) and address(es):

(b)                                 Trustee’s name(s) and address(es):

14.                               Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes                                                             ☒ No

If Yes, for each UIT state:

Name(s):

File No. : 811-

Business Address:

15.                               (a)                                 Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                                                           ☐ No

If Yes, state the date on which the board vote took place:

December 6, 2017

If No, explain:

(b)                                 Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes                                                             ☒ No

If Yes, state the date on which the shareholder vote took place:

Not applicable.

If No, explain:

Under Massachusetts state law and the Active Assets Prime Trust organizational documents, including its Declaration of Trust and By-Laws, no shareholder approval is required to liquidate Active Assets Prime Trust under the circumstances considered by the Board.

II.                                   Distributions to Shareholders

16.                               Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes                                                           ☐ No

(a)                                 If  Yes, list the date(s) on which the fund made those distributions:  January 31, 2018

(b)                                 Were the distributions made on the basis of net assets?

☒ Yes                                                           ☐ No

(c)                                  Were the distributions made pro rata based on share ownership?

☒Yes                                                              ☐ No

(d)                                 If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)                                  Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes                                                             ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.                               Closed-end funds only:

Has the fund issued senior securities?

☐ Yes                                                             ☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.                               Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes                                                           ☐ No

If  No,

(a)                                 How many shareholders does the fund have as of the date this form is filed?

(b)                                 Describe the relationship of each remaining shareholder to the fund:

19.                               Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                                                             ☒No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.                              Assets and Liabilities

20.                               Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes                                                             ☒ No

If Yes,

(a)                                 Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)                                 Why has the fund retained the remaining assets?

(c)                                  Will the remaining assets be invested in securities?

☐ Yes                                                             ☐ No

21.                               Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes                                              ☒ No

If Yes,

(a)                       Describe the type and amount of each debt or other liability:

(b)                       How does the fund intend to pay these outstanding debts or other liabilities?

IV.                          Information About Event(s) Leading to Request For Deregistration

22.                               (a)                                 List the expenses incurred in connection with the Merger or Liquidation:

(i)                                     Legal expenses: $8,864

(ii)                                  Accounting expenses: $0

(iii)                               Other expenses: $4,320

(A)                               Typesetting, printing, filing: $533

(B)                               Solicitation, tabulation, mailing and postage: $0

(C)                               Press release: $0

(iv)                              Total expenses (sum of lines (i) - (iii) above): $13,717

(b)                                 How were those expenses allocated?

Not applicable

(c)                                  Who paid those expenses?

Active Asset Prime Trust

(d)                                 How did the fund pay for unamortized expenses (if any)?

Not Applicable

23.                               Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                                              ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.                               Conclusion of Fund Business

24.                               Is the fund a party to any litigation or administrative proceeding?

☐ Yes                                              ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.                               Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes                                                             ☒ No

If Yes, describe the nature and extent of those activities:

VI.                               Mergers Only

26.                               (a)                                 State the name of the fund surviving the Merger:

(b)                                 State the Investment Company Act file number of the fund surviving the Merger:

File number:

(c)                                  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File number:

Form type:

Date of filing:

If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Active Assets Prime Trust, (ii) he is the Vice President of Active Assets Prime Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Signature:

/s/ Michael Key
Name: Michael Key
Title: Vice President